Exhibit 99.1

Maris-Tech Announces First Customer Conference: Edge of Tomorrow – Video & AI at the Frontier of Defense Innovation

Join industry leaders and innovators on February 27, 2025 for a day of industry insights and networking opportunities

Rehovot, Israel, Jan. 28, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, is thrilled to announce its first annual customer conference, Edge of Tomorrow – Video & AI at the Frontier of Defense Innovation. This exclusive event will place on February 27, 2025, in Rishon LeZion, Israel, and will gather industry professionals, thought leaders and collaborators to explore cutting-edge developments in edge computing and its central role in defense operations.

Attendees will gain valuable insights into the future of video and AI acceleration, with a sharp focus on how this innovation is reshaping defense operations, enabling faster decision-making and independent functionality in challenging environments.

The conference agenda features keynote presentations by renowned guest speakers, in-depth technical sessions, and live product demonstrations during session breaks. Attendees will also have the chance to network with peers, engage with Maris-Tech’s expert team, and gain hands-on experience with the Company’s innovative solutions.

“We are very excited to present our first customer conference,” said Israel Bar, Chief Executive Officer of Maris-Tech. “It’s an honor to host some of the most influential guest speakers in our field and to welcome our valued customers and partners. This event will represent a unique opportunity to foster collaboration and share knowledge about the cutting-edge technologies driving the future of defense innovation.”

For more information, to view the agenda, and to register, visit the event’s official webpage: https://maris-tech.forms-wizard.co/users/new.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is  using forward-looking statements when it is discussing the conference and the Company’s expectation for the benefits of the conference and anticipated opportunities to foster collaboration and share knowledge about the cutting-edge technologies driving the future of defense innovation; and the benefits and advantages of video and AI acceleration. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com